Exhibit 1.02

Smith & Nephew plc
Conflict Minerals Report
For The Year Ended December 31, 2013

Company Overview

Smith & Nephew plc (“Smith & Nephew,” also referred to as the “Company,” “we,” “us,” or “our”) is a global medical technology business. We have medical devices, medical equipment and healing products in the following fields: orthopaedic reconstruction, advanced wound management, sports medicine, trauma and extremities.

Background – Dodd-Frank.

The U.S. Securities and Exchange Commission (“SEC”) rules, adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), require us to file with the SEC a report disclosing whether our products contain certain metals (gold, tin, tungsten or tantalum, collectively, the “Conflict Minerals”), the trade in which sometimes partially finances or benefits armed groups operating in the Democratic Republic of Congo and surrounding region (the “Conflict Area”).  Our implant products (for example artificial hip and knee joints, metal plates and screws used in trauma surgery) are made of metal compounds containing certain Conflict Minerals.  The equipment we sell for use in wound healing and endoscopic surgical procedures also contains Conflict Minerals in and as part of its electrical components and wiring.  To enable us to complete and file the required SEC report, we have adopted and implemented supplier inquiry and due diligence measures.  Our initial report, as set out herein, covers the calendar year 2013.  This report describes our Conflict Minerals process, and the conclusions we reached regarding our use of Conflict Minerals.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (RCOI) was executed with all affected suppliers supplying parts and materials for products manufactured by Smith & Nephew, or contracted to be manufactured for Smith & Nephew. We believe our RCOI process was reasonably designed to determine whether Conflict Minerals used in our products originated in the Conflict Area or came from recycled or scrap sources.  We further believe our RCOI process was performed in good faith, and that our conclusions, as set out herein, were reached with a reasonable level of accuracy and certainty.  Smith & Nephew’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of products, manufactured by Smith & Nephew, or contracted to be manufactured for Smith & Nephew, in 2013, that contain Conflict Minerals.  As part of our RCOI process, we determined that that none of our products come from recycled or scrap sources.

The affected suppliers were contacted and requested to provide Conflict Minerals data in the EICC-GeSI Conflict Minerals Reporting Template. All affected suppliers were provided with Smith & Nephew’s Conflict Minerals policy once it was adopted.  629 affected suppliers were contacted. 403 replied with some Conflict Minerals data.

These suppliers provided 1569 refiner or smelter names (herein referred to as “smelters”) for facilities these suppliers used to process the Conflict Minerals.  After correction, review, and removal of duplicate and alternate names, 182 smelters were identified as Conflict Minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program.

From these 182 smelters, 22 were either identified as sourcing Conflict Minerals from the Conflict Area or Smith & Nephew has reason to believe they source Conflict Minerals from the Conflict Area.  This assessment was based on information obtained directly from the smelters and from other public information available at the time.

In accordance with the SEC final rules, Smith & Nephew is required to exercise, and has exercised, due diligence in reviewing the Conflict Minerals’ source and chain of custody and to follow a nationally or internationally recognized due diligence framework.

Due Diligence Process

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.  We have adopted all five steps of the OECD Due Diligence Guidance.

Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

Smith & Nephew Policy on Conflict Minerals

Smith & Nephew plc, and its affiliates and subsidiaries, (collectively “S&N”), support ending violence and human rights violations in parts of the Democratic Republic of the Congo and surrounding countries (the “Conflict Area”).  This violence, and the related human rights violations, has been partially financed by the exploitation and trade of tin, tantalum, tungsten or gold (the “Conflict Minerals”) mined in the Conflict Area.  The U.S. Securities and Exchange Commission (“SEC”) recently adopted final rules to implement reporting and disclosure requirements related to Conflict Minerals, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”).  The rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain Conflict Minerals in a manner or amount necessary to the functionality or production of those products.  S&N supports the Dodd-Frank reporting requirements and the traceability of Conflict Minerals.  To meet its Dodd-Frank obligations, S&N has adopted due diligence measures designed to conform, in all material respects, with the framework set out by the Organization for Economic Co-operation and Development (“OECD”), in its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and in the OECD’s related Supplements.  S&N encourages transparency in the supply chain, and believes the Dodd Frank rules, and compliance with them, will further the humanitarian goal of ending violent conflict in the Conflict Area.

S&N’S INTENTION:

1.   S&N will work toward processes that will help assure S&N does not knowingly procure or use Conflict Minerals the extraction or sale of which finances or benefits armed groups in the Conflict Area.

2.   S&N will work toward processes that will help assure S&N procures and uses Conflict Minerals only if they originate from outside the Conflict Area or from mines and smelters within the Conflict Area that have been certified by an independent third party as “conflict free”.

3.   S&N expects its suppliers to undertake documented due diligence, and to develop policies, to assure that Conflict Minerals are being sourced only from outside the Conflict Area or from mines and smelters which have been certified by an independent third party as “conflict free”. S&N reserve the right to verify the compliance of S&N’s suppliers with this expectation.

4.         If S&N discovers the use of Conflict Minerals considered to be “not conflict free”, in any material, parts or components S&N procures or produces, S&N expects its suppliers to work toward processes, and to take appropriate actions, to transition such material, parts or components to “conflict free” status.  S&N reserve the right to terminate S&N’s relationship with suppliers that do not meet this expectation.

Please contact R. Gordon Howe, President, Global Operations, at gordon.howe@smith-nephew.com, 901.399.5563, if you have questions or need more information.

Our policy is publicly available on our website at  http://www.smith-nephew.com/sustainability/policies.

Step 1 –                      Establish Strong Company Management Systems

We have communicated our Conflict Minerals policy, which includes a reference to the OECD Due Diligence Guidelines, to our suppliers and customers. Our policy was provided to suppliers during the 2014 reporting period, following its adoption by S&N.  Our policy is provided to customers requesting Conflict Minerals information.  This policy is publicly available on the company website.  We also have an internal team tasked with supporting supply chain due diligence.  We have adopted the EICC-GeSI Conflict Free Smelter program as a compliance standard for upstream due diligence.  We have implemented a reasonable country of origin inquiry process.  All responses from suppliers and source smelters are recorded and stored.  Conflict minerals compliance will be included in the code of conduct of new commercial contracts and written agreements.  There is also a program in place to improve the quality and number of supplier responses, and quality and number of smelter responses.  We have implemented a company-level grievance mechanism, which includes regular review of the Conflict Free Smelter Program smelter certification status pages, and an internal whistleblower policy that covers reporting issues regarding Conflict Minerals sourcing.

Step 2 –                      Identify and Assess Risk in the Supply Chain

For upstream due diligence, we have adopted the processes and protocols of the Conflict Free Smelter Program. All Conflict Minerals “necessary to the functionality of the products” have been identified, the suppliers of those Conflict Minerals have been identified and smelter data has been collected from them. Responses provided by suppliers have undergone a review for accuracy.

Step 3 –                      Design and Implement a Strategy to Respond to Identified Risks

We have implemented a plan to report Conflict Minerals findings to R. Gordon Howe, President, Global Operations, a member of senior management appointed for this role.  A process has been adopted to aggregate and update the list of smelters.  Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information.  A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies high-risk smelters, tracks and records compliance information for individual smelters, and communicates these results back to the designated member of senior management.  We will require new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to Smith & Nephew.

Step 4 –                      Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices

Smith & Nephew has adopted the risk management and due diligence processes of the Conflict Free Smelter (CFS) Program. The CFS program’s independent 3rd party audit process performed on smelters that source from the Conflict Area has been identified as acceptable to Smith & Nephew.  This includes other programs accepted by the CFS program including the certification processes of the London Bullion Market Association, The Responsible Jewellery Council, and the Tungsten Industry – Conflict Minerals Council. To be identified as conflict free, we require smelters to be certified as conflict free by at least one of these certification processes if they are sourcing from the Conflict Area.

Step 5 –                      Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website http://www.smith-nephew.com/sustainability/policies/conflict-minerals/.

Due Diligence Results

Smelters

Of the 22 smelters either identified as sourcing Conflict Minerals from the Conflict Area or that Smith & Nephew has reason to believe source Conflict Minerals from the Conflict Area, 16 smelters were certified as conflict free by the Conflict Free Smelter Program and listed on the Conflict Free Smelter Program’s website as conflict free certified.

The remaining 6 smelters were reviewed against publicly available information to determine if there was any reason to believe they directly or indirectly finance or benefit armed groups in the Conflict Area.  This investigation included a review the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project and Global Witness, and a general search of the Internet.  None of these 6 smelters were identified in any of these publications to directly or indirectly finance or benefit armed groups in the Conflict Area.

Since suppliers to Smith & Nephew source from smelters that source from the Conflict Area, since not all of these smelters are conflict free certified, and since none of these smelters (based on information publicly available at the time) were identified to directly or indirectly finance or benefit armed groups in the Conflict Area, Smith & Nephew reports that Smith & Nephew’s orthopaedic reconstruction, wound management, sports medicine, trauma and extremities products are conflict undeterminable.

Facility and Mine Information

At the end of the 2013 reporting period, the definition of a smelter was still in discussion by the EICC and industry leaders and final definition of a smelter was not yet agreed for all metals.  Potential facilities (smelters) that have been identified to or we have reason to believe source from the Conflict Area, and are not conflict free certified, include 2 tantalum smelters, 3 gold refineries, and 1 tungsten smelter.  4 of these smelters are in China, 1 in Kazakhstan, and 1 in Germany. The majority of these companies are actively working to become conflict free certified.

The mines used by these smelters are not publicly available and were not disclosed by these smelters.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Smith & Nephew. These statements are based on the infrastructure and information available at the time.  A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in product or product content information, gaps in supplier data, gaps in smelter data, errors or omissions by or of suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2013 reporting period, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, lack of timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, Conflict Area sourced materials being declared secondary materials, companies going out of business in 2013, certification programs that are not equally advanced for all industry segments and metals, and smuggling of Conflict Area Conflict Minerals to countries beyond the covered countries.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the Conflict Area:

a.	Include a Conflict Minerals clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage directly (or indirectly through suppliers) smelters sourcing from the Conflict Area to become conflict free certified by the Conflict Free Smelter Program.

d.	Work with the EICC and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.